# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NIO Inc., CIK 0001736541
CUSIP: 62914V106
Title of class of securities: Class A Ordinary Shares, par value $0.00025 per share
Address of issuer's principal executive offices: Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, China (F4), 200233
Date of event which requires filing of this statement: 01/12/2026
Amends the filing with accession number 0001011438-23-000444
Filed by CIK 0001985083
Persons authorized to receive notices and communications: Samer Salah Abdelhaq, CYVN Investments RSC Ltd, Floor 18, Al Maryah Tower, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), 000000, 971 56 418 1611

## Reporting persons
- CYVN Investments RSC Ltd (CIK 0001985083): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 418,833,157; shared voting power 0; sole dispositive power 418,833,157; shared dispositive power 0; aggregate amount beneficially owned 418,833,157 (17.9% of the class)
- L'imad Holding Company - P.J.S.C: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 418,833,157; shared voting power 0; sole dispositive power 418,833,157; shared dispositive power 0; aggregate amount beneficially owned 418,833,157 (17.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00025 per share
Name of issuer: NIO Inc.
Address of issuer's principal executive offices: Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, China (F4), 200233
Comment:
The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by CYVN Investments RSC Ltd ("CYVN Investments") on July 24, 2023, as amended by Amendment No. 1 filed on December 20, 2023, Amendment No. 2 filed on December 27, 2023, Amendment No. 3 filed on February 28, 2024, and Amendment No. 4 filed on January 8, 2026. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by CYVN Investments RSC Ltd, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates ("CYVN Investments"), and L'imad Holding Company - P.J.S.C, a public joint stock company incorporated in Abu Dhabi, United Arab Emirates ("L'imad Holding", and together with CYVN Investments, the "Reporting Persons"). CYVN Investments is managed by its directors (the "CYVN Directors"). L'imad Holding is managed by its Managing Director and Chief Executive Officer and its Board of Directors (the "L'imad Persons"). Exhibit 99.1 hereto sets forth the names and other required information regarding the CYVN Directors and L'imad Persons and such information is incorporated herein by reference. L'imad Holding wholly owns CYVN Investments and is wholly owned by the Government of Abu Dhabi represented by the Abu Dhabi Department of Finance.
Residence or business address: The principal business address of the Reporting Persons is Part of Floor 18, Floor 18, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
Present principal occupation or employment: CYVN Investments was established as a special purpose vehicle for the purpose of holding ownership of equity and non-equity assets, including shares, debentures, bonds, and other forms of securities as well as holding ownership of real property, intellectual property, and other tangible and intangible assets. L'imad Holding is a holding company and wholly owns CYVN Investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, the CYVN Directors or the L'imad Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, the CYVN Directors or the L'imad Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CYVN Investments is a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates. L'imad Holding is a public joint stock company incorporated in Abu Dhabi, United Arab Emirates.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Information Regarding Directors and Executive Officers

## Signatures
- CYVN Investments RSC Ltd: /s/ Samer Salah Abdelhaq, Samer Salah Abdelhaq / Director (01/13/2026)
- CYVN Investments RSC Ltd: /s/ Eddy Skaf, Eddy Skaf / Director (01/13/2026)
- L'imad Holding Company - P.J.S.C: /s/ H.E. Jassem Mohamed Obaid Bu Ataba Alzaabi, H.E. Jassem Mohamed Obaid Bu Ataba Alzaabi / Authorized Signatory (01/13/2026)